August 29, 2018

Dwight Egan
Chief Executive Officer, President and Director
Co-Diagnostics, Inc.
2401 S. Foothill Drive
Salt Lake City, Utah 84109

       Re: Co-Diagnostics, Inc.
           Registration Statement on Fom S-3
           Filed August 14, 2018
           File No. 333-226835

Dear Mr. Egan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Peter DiChiara, Esq.